UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 02 )*

Maguire Properties, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
55975101 (CUSIP Number)
January 31, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 55975101

1.	Names of Reporting Persons. Robert F. Maguire III I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,303,323*

	6.	Shared Voting Power 52,632*

	7.	Sole Dispositive Power 9,303,323*

	8.	Shared Dispositive Power 52,632*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,355,955

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 17.3%

12.	Type of Reporting Person IN
*Includes limited partnership units redeemable on a one-for-one basis for common stock of the Issuer.
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Item 1.
(a)	Name of Issuer Maguire Properties, Inc.
(b)	Address of Issuer's Principal Executive Offices 333 South Grand Avenue, Suite 400, Los Angeles, CA 90071

Item 2.
(a)	Name of Person Filing Robert F. Maguire III
(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Avenue, Suite 400, Los Angeles, CA 90071
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 55975101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         9,355,955. Robert F. Maguire III ("Mr. Maguire") is deemed to be the beneficial owner of 7,712,226 limited partnership units ("LP Units") of Maguire Properties, L.P., the operating partnership of Maguire Properties, Inc. (the "Company"), and 1,643,729 shares of common stock (“REIT Shares”) of the Company. Such L.P. Units may be redeemed for cash based on the fair market value of an equivalent number of shares of the Company's common stock at the time of redemption. Alternatively, the Company may require that such L.P. Units be redeemed for shares of common stock of the Company on a one-for-one basis subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. The Company has stated that it anticipates issuing shares of common stock in exchange for L.P. Units in connection with each redemption rather than having such L.P. Units redeemed by Maguire Properties, L. P. for cash. Mr. Maguire is deemed to beneficially own (i) 4,580,792 LP Units held by him directly, (ii) 1,643,729 REIT Shares held by him directly, (iii) 3,078,802 LP Units held by certain entities that are wholly owned and controlled by Mr. Maguire, directly or indirectly, and (iv) 52,632 LP Units that are held by Maguire Partners - Master Investments, LLC, an entity in which Mr. Maguire holds a 55% membership interest and shares voting and dispositive power with respect to such LP Units with other members.

(b)	Percent of class: 17.3%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 9,303,323
	(ii)	Shared power to vote or to direct the vote 52,632
	(iii)	Sole power to dispose or to direct the disposition of 9,303,323
	(iv)	Shared power to dispose or to direct the disposition of 52,632

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006
Robert F. Maguire III
By:	/s/ Robert F. Maguire III Robert F. Maguire III
Title:	Chairman and Chief Executive Officer

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